UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

04008424

Act Securities Exchange Act of 1934
Section 17
Rule 17a-5
Public Availability February 9, 2004

February 9, 2004

Ms. Radhi Banerjee
RND Resources, Inc.
5535 Balboa Boulevard, Suite 200
Encino, CA 91316

Re: Clarksdale Capital Partners, LP - Annual Audited
Financial Statement Filing Requirements Under Rule 17a-5

PROCESSED
FEB 24 2004
THOMSON
FINANCIAL

Dear Ms. Banerjee:

This is in response to your letter dated January 8, 2004, in which you request on behalf of Clarksdale Capital Partners, LP ("Firm") an exemption from the requirement that the Firm file a certified annual report of financial statements pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the Firm's fiscal year ending December 31, 2003.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on November 13, 2003. The Firm is required, pursuant to paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year-end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31, 2003. Because the Firm's registration with the Commission became effective on November 13, 2003, you have requested an exemption for the Firm from filing annual audit reports for the year-ended December 31, 2003.

Based on the foregoing facts and representations, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2003. However, the annual report for the year ending December 31, 2004, must cover the entire period from November 13, 2003, the effective date of the Firm's registration with the Commission.

1260663

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

Mark M. Attar
Special Counsel

cc: Frank Troutman, Pacific Exchange

RND RESOURCES, INC.
Securities Brokerage Professionals
5535 Balboa Blvd., Suite 200 • Encino, CA 91316 • (818) 382-7720 • Fax (818) 382-7722

January 8, 2004

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 14 2004
DIVISION OF MARKET REGULATION

Mr. Mark Attar
Securities and Exchange Commission
Division of Market Regulation
450 5th Street N.W.
Washington, D.C. 20549

Re: Annual Audit Waiver Request
Clarksdale Capital Partners, LP (SEC No. 8-66140)

Dear Mr. Attar:

The firm Clarksdale Capital Partners, LP has been approved as a broker dealer by the Pacific Stock Exchange effective 10/03/03. The firm has a year-end of 12/31.

The firm has not conducted a securities business in the year 2003 and has been engaged in the setting up of its technology and trading systems with its clearing firm. Hence, the firm has not actively conduct a securities business in the year ending 2003.

The firm respectfully requests a waiver of its annual audit requirement for the period ending 12/31/03. The first audit for the firm for the period ending 12/31/04 will include the period of two months in 2003 and hence it will cover a period of 14 months.

Please grant the firm Clarksdale Capital Partners, LP a waiver from the audit requirement. Please respond to my attention at the above address.

Thanking you.

Respectfully,

Radhi Banerjee

Ms. Radhi Banerjee